

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via E-mail
Mr. Edward Barrios
President
Cataca Resources, Inc.
782 Ayala Avenue
Makati City, Philippines, 2130

> **Re: Cataca Resources, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 14, 2014**
> **File No. 333-190255**

Dear Mr. Barrios:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Changes in Accountants, page 55

1.   Revise to clarify the ending date of the subsequent period for which there were no disagreements with the predecessor accountant and consultations with the successor accountant. Please note that this date is typically the termination date of the predecessor accountant's engagement. The third and fifth paragraphs indicate this date is February 11, 2014 while you disclose the predecessor's engagement ended March 17, 2014. Please revise to provide consistency regarding dates in this section.

2.   Provide an updated Exhibit 16 letter as well.

Security Ownership of Certain Beneficial Owners and Management, page 60

3.   Please update your beneficial ownership table as of a more recent practicable date. Refer to Item 403 of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert Galletti
        Macdonald Tuskey